June 30, 2008	Marko S. Zatylny
617-951-7980
617-235-0751 fax
marko.zatylny@ropesgray.com
VIA EDGAR
Ms. Sonia Barros
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iomai Corporation Preliminary Proxy Statement on Schedule 14A originally filed May 14, 2008, as revised on June 17, 2008 (SEC File No. 000-51709)
Ladies and Gentlemen:
     On behalf of Iomai Corporation, a Delaware corporation (the “Company”), in connection with its Preliminary Proxy Statement on Schedule 14A originally filed on May 14, 2008 with the Securities and Exchange Commission (the “Commission”), as revised on June 17, 2008, set forth below are the Company’s responses to your comment letter dated June 27, 2008 (the “Comment Letter”). We have enclosed with this letter a complete copy of the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) filed with the Commission on the date hereof, which has been revised to reflect comments raised by the Staff in the Comment Letter.
     For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Proxy Statement.
     The Merger, page 14
     Background of the Merger, page 14

Securities & Exchange Commission	- 2 -	June 30, 2008
1.	We note your response to our prior comment 14 and reissue that comment. Please disclose who you engaged as an advisory firm to run the auction process and describe the engagement. We are not persuaded by your response that the auction process is not related to the merger. Even though you engaged the advisory firm to find a potential collaborator, the auction process resulted in the offer from Intercell. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Please consider the need to provide additional disclosure about any report, opinion or appraisal provided by the advisory firm and provide us with a copy of such documents for our review.
Response:
The Company has added disclosure in response to the Staff’s comment to disclose the advisory firm and describe the engagement. See page 14 of the Preliminary Proxy Statement. The Company confirms that the advisory firm provided no report, opinion or appraisal materially related to the merger.
2.	We note your response to our prior comment 16 and reissue that comment in part. Your revised disclosure states why management was disappointed with the terms of Company B’s proposal. Please briefly describe the proposal and the potential risks and benefits of pursuing the proposal that were discussed at the April 20, 2008 board meeting.
Response:
The Company has added disclosure in response to the Staff’s comment. See page 16 of the Preliminary Proxy Statement.
Reasons for the Recommendation of our Board of Directors, page 17
3.	We note your response to our prior comment 25 and reissue that comment. We note your revised disclosure and reference to the full discussion of conflicts on page 25. Please also provide a brief discussion in the fourth full bullet point on page 20 regarding the key conflicts of interest the board considered, such as for example, potential severance payments.
Response:
The Company has added disclosure in response to the Staff’s comment. See page 21 of the Preliminary Proxy Statement.

Securities & Exchange Commission	- 3 -	June 30, 2008
Opinion of Cowen and Company, LLC, page 20
4.	We note your response to our prior comment 35 and reissue that comment. Our prior comment 23 applies to the board’s determination. This comment applies to a summary of Cowen’s analysis. In the Analysis of Premiums Paid in Selected Transactions, please disclose the 22 selected transactions. Disclose the one day premium and 20 day premium for each selected transaction.
Response:
The Company has added disclosure in response to the Staff’s comment. See page 27 of the Preliminary Proxy Statement.
*          *          *
     In addition to the disclosure added to the Preliminary Proxy Statement in response to the Staff’s comments, the Company has revised the disclosure related to the treatment of the outstanding options under the Company’s 2005 Incentive Plan to disclose a simplified substitution process for these outstanding options. See page 38 of the Preliminary Proxy Statement.
     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (617) 951-7980.
Best regards,
/s/ Marko S. Zatylny
Marko S. Zatylny
Enclosures